Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 30, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___               Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                           No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 24, 2006, entitled “VODAFONE ANNOUNCES COMPLETION OF ACQUISITION OF THE ASSETS OF TELSIM IN TURKEY”.

24 May 2006

VODAFONE ANNOUNCES COMPLETION OF ACQUISITION OF THE ASSETS OF TELSIM IN TURKEY

Further to the announcement of 13 December 2005, Vodafone Group Plc announces that it has today completed the acquisition of the assets of Telsim from the Turkish Savings and Deposit Insurance Fund.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

About Vodafone

Vodafone is the world’s leading mobile telecommunications group with operations in 27 countries across 5 continents with 179 million proportionate customers worldwide as at 31 December 2005 as well as 33 partner networks. For further information, please visit www.vodafone.com.

About Telsim

All references to Telsim in the above release relate to Telsim Mobil Telekomunikasyon Hizmetleri. Telsim is the number 2 GSM operator in Turkey. At 31 August 2005 it had 8.7 million customers. Telsim’s market share was approximately 21.4% as of June 2005. In 2004 Telsim generated revenue and EBITDA of US$712m and US$87m respectively. All historical information regarding Telsim has been extracted from Telsim’s unaudited management accounts. For further information please visit www.telsim.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 30, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary